UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 10, 2015

Riverview Financial Corporation

(Exact name of registrant as specified in its charter)

Pennsylvania	333-201017	38-3917371
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3901 North Front Street, Harrisburg, Pennsylvania	17110
(Address of principal executive offices)	(Zip Code)

(717) 957-1297

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

CURRENT REPORT ON FORM 8-K

Item 8.01	Other Events

As previously disclosed in its Current Report on Form 8-K, filed June 30, 2015, in light of Riverview’s significant management and operations restructuring as described in the June 30 8-K, Riverview withdrew all of its previously-filed applications seeking approval for its proposed acquisition of Citizens National Bank of Meyersdale (“Citizens”) with the intent to resubmit those applications in the third quarter of 2015. On September 10, 2015, Riverview resubmitted applications seeking approval for its acquisition of Citizens with the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve and the Pennsylvania Department of Banking and Securities. Assuming regulatory approval is received in a timely manner, management believes consummation of the pending merger with Citizens is most likely to occur during the fourth quarter of 2015, consistent with the terms and timelines contained in the definitive merger agreement.

Certain of the matters discussed in this Current Report on Form 8-K, including matters discussed above, may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and as such may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” and similar expressions are intended to identify such forward-looking statements.

The Company’s actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation, failure to achieve anticipated cost savings; incurring of additional costs due to delays in receipt of regulatory approvals for the acquisition of Citizens National and the diversion of management’s attention away from running the Bank; acquisitions and integration of previously acquired businesses may not be accomplished on the timeline envisioned by management, may take more time and resources than planned and may not achieve originally anticipated cost savings and synergies; the effects of future economic conditions on the Company and the Bank’s customers; additional legislative and regulatory requirements; the impact of governmental monetary and fiscal policies; the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Financial Accounting Standards Board and other accounting standard setters; the risks of changes in interest rates on the level and composition of deposits, loan demand, and the values of loan collateral, securities and interest rate protection agreements, as well as interest rate risks; the effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions operating in the Company’s market area and elsewhere, including institutions operating locally, regionally, nationally and internationally, together with such competitors offering banking products and services by mail, telephone, computer and the Internet; technological changes; the failure of assumptions underlying the establishment of reserves for loan and lease losses and estimations of values of collateral and various financial assets and liabilities; and volatilities in the securities market. All written or oral forward-looking statements attributable to the Company are expressly qualified in their entirety by these cautionary statements. The Company does not undertake any obligation to update forward looking statements.

Riverview, CNB and their respective officers and directors may be deemed to be participants in the solicitation of proxies from CNB’s shareholders with respect to the transactions contemplated by the merger agreement.

Additional Information and Where to Find It: Riverview filed a Registration Statement on Form S-4 with the SEC in connection with the merger, which includes a Proxy Statement/Prospectus that was distributed to shareholders of CNB. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully. The Registration Statement and the Proxy Statement/Prospectus contain important information about Riverview, CNB, the merger, the persons soliciting proxies relating to the merger and their interests in the merger, and other related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Proxy Statement/Prospectus and these other documents may also be obtained from Riverview by directing a request to Theresa Wasko at 200 Front Street, PO Box B, Marysville, Pa 17053 or from CNB by directing a request to Timothy Walters at 135 Center Street, Meyersdale 15552.

In addition to the Registration Statement and the Proxy Statement/Prospectus, Riverview files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information at the SEC public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Riverview’s filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form 8-K to be signed on its behalf by the undersigned, thereunto duly authorized.

RIVERVIEW FINANCIAL CORPORATION
(Registrant)

Dated: September 10, 2015	/s/ Kirk D. Fox
Kirk D. Fox
Chief Executive Officer